Master Money Trust
File Number: 811-21299
CIK Number: 0001186239
For the Period Ending: 03/31/2006

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Money Markets Incorporated, for the year ended March 31, 2006.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

04/18/2005	$100,000	HBOS Treasury Services	2.960%	06/20/2005
05/04/2005	32,000	Stanfield Victoria Finan	3.070	05/10/2006
05/06/2005	55,500	Stanfield Victoria Finan	5.000	05/15/2006
07/28/2005	75,000	Stanfield Victoria Finan	5.000	08/01/2006
08/02/2005	21,016	Falcon Asset Securitization	3.480	09/02/2005
09/14/2005	100,000	Falcon Asset Securitization	3.700	10/17/2005
09/29/2005	75,000	Swedbank (Foreningsspark)	3.760	10/31/2005
09/30/2005	65,105	KLIO II Funding Ltd.	3.890	10/05/2005
11/28/2005	51,362	Falcon Asset Securitization	4.240	01/26/2006
02/21/2006	450,000	UBS Finance Delaware Inc	4.500	02/22/2006